UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41873

FENBO HOLDINGS LIMITED

(Translation of registrant’s name into English)

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Fenbo Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), held a meeting of the holders of class A ordinary shares of a par value of US$0.0001 each of the Company (the “Class A Ordinary Shares”), a meeting of the holders of class B ordinary shares of a par value of US$0.0001 each of the Company (the “Class B Ordinary Shares”), and the 2026 Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) on July 31, 2026 respectively at 10:00 a.m., 10:30 a.m. and 11:30 a.m. (local time) at # Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

Results of Meeting of the Holders of Class A Ordinary Shares

As of the record date of June 30, 2026 (the “Record Date”), a total of 3,062,500 Class A Ordinary Shares were issued and outstanding and entitled to vote at the Meeting of the Holders of Class A Ordinary Shares. Holders of a total of 1,115,806 Class A Ordinary Shares voted at the meeting in person or by proxy, which constituted a quorum as of the Record date. Each Class A Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of holders of Class A Ordinary Shares at the meeting are as follows:

1. Increase of the Voting Rights of Class B Ordinary Shares

By a special resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the voting rights attached to each class B ordinary share of a par value of US$0.0001 each (the Class B Ordinary Shares) of the Company be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at the meeting of the holders of class B ordinary shares and the general meetings of the Company.

This proposal was approved as follows:

For	Against	Abstain
1,111,498	3,594	714

2. Adoption of Amended and Restated Memorandum and Articles of Association

By a special resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, a copy of which is filed to the notice of the meeting of the Holders of Class A Ordinary Shares previously furnished on the Form 6-K filed with the Securities And Exchange Commission on July 2, 2026, as Exhibit 99.5, subject to vote at the meeting of the holders of class B ordinary shares and the general meetings of the Company.

This proposal was approved as follows:

For	Against	Abstain
1,112,212	3,594	0

Results of a Meeting of the Holders of Class B Ordinary Shares

As of the Record Date, a total of 8,000,000 Class B Ordinary Shares were issued and outstanding and entitled to vote at the Meeting of the Holders of Class B Ordinary Shares. Holders of a total of 8,000,000 Class B Ordinary Shares voted at the meeting in person or by proxy, which constituted a quorum as of the Record date. Each Class B Ordinary Share is entitled to twenty (20) vote. The final voting results for each matter submitted to a vote of holders of Class B Ordinary Shares at the meeting are as follows:

1. Increase of the Voting Rights of Class B Ordinary Shares:

By a special resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B Ordinary Share be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at the meeting of the holders of class A ordinary shares and the general meetings of the Company.

This proposal was approved as follows:

For	Against	Abstain
8,000,000	0	0

2. Adoption of Amended and Restated Memorandum and Articles of Association

By a special resolution of the holders of the Class B Ordinary Shares to approve that: with immediate effect, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, a copy of which is filed to the notice of the meeting of the Holders of Class B Ordinary Shares previously furnished on the Form 6-K filed with the Securities And Exchange Commission on July 2, 2026, as Exhibit 99.5, subject to vote at the meeting of the holders of class A ordinary shares and the general meetings of the Company.

This proposal was approved as follows:

For	Against	Abstain
8,000,000	0	0

Results of 2026 Extraordinary General Meeting of Shareholders

As of the Record Date, a total of 11,062,500 ordinary Shares were issued and outstanding and entitled to vote at the Meeting. Holders of a total of 9,116,314 ordinary shares voted at the meeting in person or by proxy, which constituted a quorum as of the Record Date. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. Increase of the Voting Rights of Class B Ordinary Shares

To approve a proposal, by way of a special resolution that, subject to approval by the holders of Class A Ordinary Shares of the Proposal 1 of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal 1 of the Class B Meeting, to the increase of the voting rights attached to each Class B Ordinary Share from twenty (20) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, with immediate effect.

This proposal was approved as follows:

For	Against	Abstain
161,111,498	4,816	0

2. Adoption of Amended and Restated Memorandum and Articles of Association

To approve a proposal, by way of a special resolution that, subject to approval by the holders of Class A Ordinary Shares of the Proposal 2 of the Class A Meeting and the holders of Class B Ordinary Shares of the Proposal 2 of the Class B Meeting, that the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, a copy of which is filed to the notice of the Meeting previously furnished on the Form 6-K filed with the Securities And Exchange Commission on July 2, 2026, with immediate effect.

This proposal was approved as follows:

For	Against	Abstain
161,111,498	4,816	0

The information contained in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fenbo Holdings Limited

Date: August 4, 2026	By:	/s/ Huang Hongwu
	Name:	Huang Hongwu
	Title:	Chief Executive Officer and Executive Director